Filed by Tut Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Copper Mountain Networks, Inc.

Commission File No.: 000-25865

Press Release

TUT SYSTEMS, INC. ANNOUNCES FIRST QUARTER 2005 RESULTS

Reports 14.2% Year-Over-Year Revenue Growth

Lake Oswego, Oregon, April 26, 2005 — Tut Systems, Inc. (Nasdaq: TUTS), today announced its first quarter results for 2005. Revenue for the quarter ended March 31, 2005, was $7.1 million compared with revenue of $6.2 million for the quarter ended March 31, 2004. This represents an increase in revenue of 14.2% when compared with the first quarter of 2004 and a 0.5% increase when compared with fourth quarter 2004 revenue of $7.0 million.

Revenue related to video processing systems was $4.3 million and $5.9 million for the quarters ended March 31, 2004 and 2005, respectively. Revenue relating to broadband transport and service management products was $1.9 million and $1.2 million for the quarters ended March 31, 2004 and 2005, respectively. International sales represented 11.2% and 18.0% of total sales for the quarters ended March 31, 2004 and 2005, respectively.

Net loss for the three months ended March 31, 2005, was $(3.3) million or $(0.13) per basic and diluted share. This compares with the net loss for the three months ended March 31, 2004, of $(4.5) million or $(0.22) per basic and diluted share.

“We are pleased about our first quarter year-over-year revenue growth, and in particular the strong growth in all parts of our video processing business,” said Sal D’Auria, Chairman, President and CEO of Tut Systems, Inc. “In the first quarter we achieved a major milestone as we recognized revenue for the first time from our MPEG-4 AVC product offering. During the quarter we successfully demonstrated our MPEG-4 AVC to carriers in Europe, Asia and at the recently completed National Association of Broadcasters convention in Las Vegas. We also introduced and demonstrated at the convention our new product the Astria Video Services Processor (“Astria VSP”). The Astria VSP will enable us to expand our market opportunity for IP-to-RF video edge modulation for both tier one telco TV and cable MSO customers.”

First Quarter Conference Call Information

Tut Systems will host a conference call to discuss first quarter results on April 27, 2005 beginning at 5:30 am Pacific time. For callers within the United States, please dial 877-356-8058, at least 5 minutes before start time or visit http://www.tutsystems.com. International participants may dial 706-634-2465 or visit http://www.tutsystems.com. Enter the conference identification number 5705329.

For callers within the United States accessing the conference call replay, please dial 800-642-1687 (or for international callers 706-645-9291), conference identification number 5705329. The replay will become available two hours after the call ends, and will remain available for one week at http://www.tutsystems.com.

Recent Announcements

Significant announcements from Tut Systems since the fourth quarter earnings release include:

1/13/05	Tut Systems CEO Presents at Needham & Company Seventh Annual Growth Conference on January 13
1/25/05	Tut Systems Demonstrates Latest Advances in IP Video Transport at VidTrans & SMPTE Conference
2/11/05	Tut Systems, Inc. to Acquire Copper Mountain Networks
2/22/05	United Space Alliance Selects Tut Systems Broadband Network Extension Solution for New Critical Data Acquisition System (CDAS)
2/24/05	Tut Systems Announces Trial of Broadband Network Solution for Traffic Management with City of San José, CA
3/21/05	Time Warner Cable Working with Orange and Sullivan County Local Schools to Expand Distance Learning Solutions for Educators and Students
3/29/05	Tut Systems Delivers at French Hotels
4/4/05	Huawei Selects Tut Systems’ Astria® Product Line for International Distribution of IP Video Solutions
4/4/05	Golden Belt Telephone Selects Tut Systems IPTV Solution
4/13/05	Tut Systems, Inc. Reaffirms First Quarter Revenue Guidance
4/13/05	Tut Systems to Showcase its Expanded Family of MPEG-2 and MPEG-4 AVC Video Processing Solutions at NAB 2005
4/13/05	Tut System Bridges IP and RF Networks with Launch of New Astria® Video Services Processor at NAB 2005

Forward-Looking Statements

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Specifically, without limitation, forward-looking statements include statements relating to our anticipation that the Astria VSP will enable us to provide IP to RF video edge modulation for both tier one telco TV and cable MSO. Forward-looking statements are based on management’s current expectations and beliefs, and are subject to risks and uncertainties. As a result, actual results may differ materially from the forward-looking statements contained herein.

Risks that relate to these forward-looking statements include the risks inherent in new and developing technologies and markets, the risk that competitors will introduce rival technologies and products, and the risk that the expected financial benefits of the IPTV deployment will not be achieved as a result of unforeseen costs or events. Further detailed information about risk factors that may impact our business is set forth in our periodic filings with the Securities and Exchange Commission. We expressly disclaim any obligation to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

About Tut Systems, Inc.

Tut Systems, Inc. delivers content processing and distribution products for deploying next-generation data and video services over broadband networks. Service providers, content providers and government agencies in the United States and internationally use Tut Systems solutions to deliver broadcast-quality video over broadband networks.

Tut Systems is headquartered in Lake Oswego, OR with regional offices across North America, Europe and Asia. For more information visit www.tutsys.com or call (971) 217-0400.

Contact:

Randy Gausman	Jeff Schline
Chief Financier Officer	Manager, Corporate Communications
Tut Systems	Tut Systems
(971) 217-0400	(971) 217-0364
RandallG@TutSys.com	jschline@TutSys.com

Additional Information About the Proposed Mergers and Where to Find It

In connection with the proposed mergers of Tut Systems and CoSine Communications, Inc., and Tut Systems and Copper Mountain Networks, Inc., Tut Systems has filed registration statements on Form S-4 with the Securities and Exchange Commission. These registration statements include a prospectus of Tut Systems as well as proxy statements for each of Tut Systems’, CoSine Communications’, and Copper Mountain’s stockholder meetings. Investors and security holders are advised to read the relevant registration statement, prospectus and proxy statement because they contain important information about the proposed mergers. Investors and security holders may obtain a free copy of the respective registration statement, prospectus and proxy statement and other documents filed with the Securities and Exchange Commission by Tut Systems, CoSine Communications and Copper Mountain at the Securities and Exchange Commissions website at http:/www.sec.gov. Free copies of such materials may also be obtained from:

Tut Systems, Inc. Randall Gausman 6000 SW Meadows Road, Suite 200 Lake Oswego, Oregon 97035 Telephone No.: (917) 217-0400	CoSine Communications Terry Gibson 560 S. Winchester Blvd., Suite 500 San Jose, California 95128 Telephone No.: (408) 236-7517	Copper Mountain Networks, Inc. Greg Peck 10145 Pacific Heights Blvd., Suite 530 San Diego, California 92121 Telephone No.: (858) 410-7110

Tut Systems, CoSine Communications, and Copper Mountain, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Tut Systems’, CoSine Communications’ and Copper Mountain’s stockholders in connection with the proposed mergers. Information about the directors and executive officers of Tut Systems and their ownership of Tut Systems stock will be set forth in the proxy statement for Tut Systems’ 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of CoSine Communications and their interests in the CoSine Communications merger will be set forth in the proxy statement for CoSine Communications’ Special Meeting of Stockholders. Information about the directors and executive officers of Copper Mountain and their interests in the Copper Mountain merger will be set forth in the proxy statement for Copper Mountain’s Special Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.

- FINANCIAL TABLES FOLLOW -

TUT SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

(unaudited)

	Three months ended March 31,
	2004	2005
Revenue	$6,177	$7,053
Cost of goods sold	5,129	4,155

Gross profit	1,048	2,898

Operating expenses:
Sales and marketing	1,905	2,488
Research and development	1,822	2,121
General and administrative	1,117	1,159
Impairment of intangibles	202	—
Amortization of intangible assets	396	376

Total operating expenses	5,442	6,144

Loss from operations	(4,394)	(3,246)
Interest and other expense, net	(56)	(74)

Net loss	$(4,450)	$(3,320)

Net loss per share, basic and diluted	$(0.22)	$(0.13)

Shares used in computing net loss, basic and diluted	20,297	25,187

TUT SYSTEMS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

(unaudited)

	December 31, 2004	March 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$12,440	$9,528
Accounts receivable, net	6,585	7,277
Inventories, net	3,994	3,511
Prepaid expenses and other	1,137	2,536

Total current assets	24,156	22,852
Property and equipment, net	1,874	2,166
Intangibles and other assets	1,935	1,538

Total assets	$27,965	$26,556

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$4,545	$6,022
Deferred revenue	226	391

Total current liabilities	4,771	6,413
Note payable and other liabilities	3,816	3,892

Total liabilities	8,587	10,305
Stockholders’ equity	19,378	16,251

Total liabilities and stockholders’ equity	$27,965	$26,556